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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70027

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/22___ AND ENDING ___12/31/22___
    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _____Fortress Private Ledger LLC_____

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

_____3110 Edwards Mill Rd, Ste 200_____
(No. and Street)

Raleigh	NC	27612
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ana R. Carter	813-442-1645	ana.carter@emailfpl.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

_____David Lundgren and Company, CPAs_____
(Name – if individual, state last, first, and middle name)

505 N Mur-Len Rd	Olathe	KS	66062
(Address)	(City)	(State)	(Zip Code)

01/05/2015	6075
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Joseph Grabar _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____ Fortress Private Ledger LLC _____ , as of _____ December 31 _____ , 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _____

Title: CEO

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

FORTRESS PRIVATE LEDGER, LLC

FINANCIAL STATEMENTS
WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
AND ACCOMPANYING INFORMATION

DECEMBER 31, 2022

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Fortress Private Ledger, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Fortress Private Ledger, LLC as of December 31, 2022, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Fortress Private Ledger, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Fortress Private Ledger, LLC's management. Our responsibility is to express an opinion on Fortress Private Ledger LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Fortress Private Ledger, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Fortress Private Ledger, LLC's financial statements. The supplemental information is the responsibility of Fortress Private Ledger, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.



We have served as Fortress Private Ledger, LLC's auditor since 2018.

Olathe, Kansas
February 27, 2023


FORTRESS PRIVATE LEDGER, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022


ASSETS
Current assets:

Cash	$	178,104
Receivables from Clearing Firm		92,770
Receivables from Clients		406,685
Prepaid expenses & Deposits		92,544
Total current assets		770,103

Other assets:

Employee advances	9,266
Fixed Assets (net of accumulated depreciation)	2,465
Total other assets	11,731

	$	781,834

LIABILITIES AND MEMBER'S EQUITY
Current liabilities:

Accounts payable and accrued expenses	$	431,869
Total current liabilities		431,869
Member's equity		349,965
	$	781,834


See notes to financial statements.

3


REVENUES:

Advisory fees	$	1,846,082
Variable insurance		700,685
Commission income		95,906
Mutual funds		66,222
Other income		139,188
Total revenues		2,848,083

EXPENSES:

Compensation expenses	2,316,921
Clearing expenses	29,351
Technology	40,893
Marketing expenses	1,343
Regulatory fees and expenses	11,501
Occupancy and equipment expenses	26,352
Professional fees	179,101
Travel expenses	37,680
Write offs	2,300
Other operating expenses	15,652
Total expenses	2,661,094

NET INCOME	$	186,989

See notes to financial statements.

FORTRESS PRIVATE LEDGER, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2022

	Contributed Capital	Retained Earnings (Accumulated Deficit)	Total Member's Equity
Balances, January 1, 2022	$ 50,658	$ 213,780	$ 264,438
Contributed capital	-	-	-
Distributed capital	-	(101,462)	(101,462)
Net income (loss)	-	186,989	186,989
Balances, December 31, 2022	$ 50,658	$ 299,307	$ 349,965

.

See notes to financial statements.

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$	186,989
Adjustments to reconcile net income (loss) to net		
cash provided by operating activities:		
Depreciation		2,124
Changes in operating assets and liabilities:		
Receivables from clearing firm		10,820
Employee receivables		(661)
Other receivables		(341,051)
Prepaid expenses and deposits		(15,247)
Accounts payable and accrued expenses		281,342
Net cash provided by operating activities		124,316
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member distributions		(101,462)
Net cash used by financing activities		(101,462)
NET CHANGE IN CASH		22,854
CASH, beginning of year		155,250
CASH, end of year	$	178,104

See notes to financial statements.

6

Note A - Summary of Organization, Operations, and Significant Accounting and Reporting Policies

Nature of Operations

Fortress Private Ledger, LLC ("FPL" or "the Company"), is engaged in the securities and investment brokerage business. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is also a registered investment advisor and a member of the Securities Investor Protection Corporation ("SIPC").

FPL is a single member North Carolina limited liability company.

Use of Estimates in Financial Statement Preparation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents are on deposit with a major domestic financial institution. At times, bank deposits may be in excess of federally insured limits. As of December 31, 2022, the cash on deposit did not exceed the FDIC insured limit.

Recognition of Revenues

On January 1, 2018, the Company adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Services within the scope of ASC 606 include investment advisory fees, investment brokerage fees, and mutual fund and 12b1 fees.

The Company earns Investment Advisory Fees from its contracts with brokerage customers to manage assets for investment, and/or to transact on their accounts. The Investment Advisory Fees are earned and calculated daily as the Company provides the contracted services and are generally assessed based on the market value of assets under management (AUM) at month-end. The fees are paid out monthly.

Note A - Summary of Organization, Operations, and Significant Accounting and Reporting Policies (Continued)

The Company earns brokerage fees from its contracts with brokerage customers to transact on their account. Fees are transaction based, including trade execution services, are recognized at the point in time that the transaction is executed, i.e., the trade date. This includes riskless principal (government and corporate bonds) transactions in which the company receives a buy order from a customer and the Company purchases the security from another person or entity to offset the sale to the customer. Company buys the bond at a lower price than it sells it. The riskless principal revenue is earned at the time the transaction is executed.

Other related services provided include financial planning services and the fees the Company earns, which are based on a fixed fee schedule, are recognized when the services are rendered.

Mutual Funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. Fees are paid up front and over time (12b-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund (that is, net asset value [NAV]), the fund may also pay, upon investor exit from the fund (that is, a contingent deferred sales charge [CDSC]), or as a combination thereof. Revenue is recognized monthly as services are provided.

Customer Accounts

The Company operates pursuant to paragraph (k)(2)(ii) of Rule 15c3-3 and does not carry customer accounts or clear customer transactions. Accordingly, all customer transactions for client assets held at the clearing firm are executed and cleared on behalf of the Company by Interactive Brokers LLC ("IB") on a fully disclosed basis. The Company's agreement with IB provides that as clearing broker, IB will make and keep such records of transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934, as amended, and will perform all services customarily incident thereto. All customer funds and securities received, if any, are promptly transmitted directly to IB. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3.

Certain client assets are held away from IB (i.e. investments in variable insurance products, mutual funds, etc.). All customer funds are promptly transmitted directly to the carrier. The Company does not accept any physical securities.

Note A - Summary of Organization, Operations, and Significant Accounting and Reporting Policies (Continued)

Income Taxes

The Company is formed as a single member limited liability company and as such, its operations are included in the Member's tax returns. Accordingly, the financial statements do not include a provision for income taxes.

The Company has addressed the provisions of ASC 740-10, *Accounting for Income Taxes.* In that regard, the Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary at this time to cover any uncertain tax positions. Tax years that remain subject to examination by major tax jurisdictions are 2020 - 2022.

Prepaid Expenses

As a member of FINRA, the Company is charged annual registration fees. These fees are paid in advance and amortized monthly.

At December 31, 2022, the Company also had prepaid technology and a prepaid insurance asset.

Subsequent Events

The Company has evaluated subsequent events through February 27, 2023, the date the financial statements were issued. It was concluded there were no events or transactions occurring during this period that required recognition or disclosure in the financial statements.

Note B - Related Party Transactions

The Company has entered into an expense sharing agreement with an affiliate through common ownership for rent and utilities expenditures paid by the affiliate commensurate with its operations. The overall expenses recorded for the year are detailed as follows:

Rent	$ 22,302
Utilities	1,926
Professional services	89,575
	$ 113,803

Note C - Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934, which requires maintenance of minimum Net Capital. Under the Rule, the Company is required to maintain minimum Net Capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to Net Capital cannot exceed 15 to 1.

At December 31, 2022, the Company had Net Capital of $184,687 which was $155,896 in excess of its required Net Capital of $28,791. The Company's ratio of aggregate indebtedness to Net Capital was 233.84% at December 31, 2022.

The Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Note D - Commitments and Contingencies

The Company does not have any commitments, guarantees, or contingencies, including arbitration or other litigation claims that may result in a loss or a future obligation.

Supplemental Schedules

Fortress Private Ledger, LLC

**Schedule I - Computation of Net Capital under
Rule 15c3-1 of the Securities and Exchange Commission**

December 31, 2022

COMPUTATION OF NET CAPITAL

Total member's equity	$	**349,965**
Deductions:		
Non-allowable assets:		
Other assets		**165,278**
Net capital before haircuts		**184,687**
Haircuts:		
Total haircuts		**-**
NET CAPITAL	$	**184,687**

COMPUTATION OF AGGREGATE INDEBTEDNESS

Items included in the statement of financial condition:		
Accounts payable, accrued expenses, and other liabilities		**431,869**
Total aggregate indebtedness	$	**431,869**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	**28,791**
Excess net capital	$	**155,896**
Ratio of aggregate indebtedness to net capital		**233.84%**

There were no material differences between the preceding computation and the Company's corresponding net capital as reported in the Company's Part IIA (unaudited) Form X-17A-5 FOCUS report as of December 31, 2022.

Fortress Private Ledger, LLC

Schedule II – Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934

December 31, 2022

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule and does not hold customers' monies or securities.

Fortress Private Ledger, LLC

Schedule III – Information Relating to the Possession or Control Requirements under the Securities and Exchange Commission Rule 15c3-3

December 31, 2022

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule and does not hold customers' monies or securities.

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Shareholders
of Fortress Private Ledger, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Fortress Private Ledger, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Fortress Private Ledger, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the Customer Protection Rule) and (2) Fortress Private Ledger, LLC stated that Fortress Private Ledger, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Fortress Private Ledger, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fortress Private Ledger, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Olathe, Kansas
February 27, 2023

FORTRESS PRIVATE LEDGER, LLC

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2022

Fortress Private Ledger, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R §15c3-3 under the following provisions of 17 C.F.R §240.15c3-3: (k)(2)(ii)

and

2. The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year ended December 31, 2022 without exception.

I affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.



By: _____

Title: _____CEO / CCO_____

Date: _____2/22/23_____

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Fortress Private Ledger, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of Fortress Private Ledger, LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Olathe, Kansas
February 27, 2023